UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Fizzics Group, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 7, 2014

Physical address of issuer
30 West Bridge Street, Suite 2, New Hope, PA 18938

Website of issuer
www.fizzics.com

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,668,745	$2,617,410
Cash & Cash Equivalents	$200,012	$833,880
Accounts Receivable	$639,064	$897,715
Short-term Debt	$588,911	$0
Long-term Debt	$0	$0

Revenues/Sales	$5,508,861	$5,596,785
Cost of Goods Sold	$3,405,740	$2,822,257
Taxes Paid	$65,837	$0
Net Income (Loss)	$89,729	$(256,665)

April 30, 2018

FORM C-AR

FIZZICS GROUP, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Fizzics Group, Inc., a Delaware corporation (the "Company," as well as references to "we, " "us, " or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.crowfall.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) the liquidation or dissolution of the Company in accordance with state law.

The date of this Form C-AR is April 30, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or

relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company
Fizzics Group, LLC (the "Company"), a Delaware Limited Liability Company, was formed on July 7, 2014. The Company completed a Conversion to a Delaware corporation on May 5, 2017.

The Company is located 30 West Bridge Street, Suite 2, New Hope, PA 18938.

The Company's website is www.fizzics.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
Fizzics is a consumer products company that utilizes patented technology which enhances the beer consuming experience. Fizzics was founded on the belief that beer deserves to be respected and consumed the way brew-masters intended. Fizzics has successfully launched two beer dispensing appliances into the market that significantly enhance the aroma, taste and texture of the beer and give superior draft experience in home. Fizzics sells its products through national retailers such as Best Buy, Target and Brookstone, and online via Amazon and its own web store.

The Business Plan
The Company designs, and contracts with third parties to manufacture, systems that enhance the beer consuming experience. These products reach the consumer through large retail chains, QVC, Amazon and the Company's own website.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of consumer appliances is highly competitive.
Though we have little direct competitors now, competitors could develop similar competing products in the future.

We rely on other companies to provide subsystems and components for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide subsystems and components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular subsystems and components.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our functions and operations.
We do not manufacture the products that we sell. Instead, we contract with third parties to manufacture our products and are reliant on third parties to supply us with a sufficient supply of products to our specifications so that we can meet the demands of our customers. In certain instances, we rely on single or limited number of service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations, including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, and improving the Company's products and services.
Our future success depends on our ability to ensure that the third parties that manufacture our products maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source raw materials from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted raw materials or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

We face risks associated with product liability claims or litigation. In the past, on three separate occasions, our customers reported minor cuts on their fingers from a sharp edge on our product. We have modified the design of our product to address this issue. In the future, however, other customers may be injured by our product as a result of a product defect. We had 3 incidents where customers had a minor cut on their finger from a sharp edge. The area has been corrected. The successful assertion of product liability claims against us could result in potentially significant monetary damages, diversion of management resources and require us to make significant payments and incur substantial legal expenses. Therefore, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim. Finally, serious product quality concerns could result in governmental action against us, which, among other things, could result in the loss of certain licenses or other governmental penalties. In addition, product liability claims could have a material adverse effect on the demand for our products and on our business goodwill and reputation. Adverse publicity could result in a loss of consumer confidence in our products.

In general, demand for our products and services is likely to be correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

We sell our products to virtually every part of the world and serve customers in more than 20 countries.

In 2016, approximately 15% of our revenue was attributable to activities outside the US. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Thomas Steckbeck who is CEO of the Company. The Company has or intends to enter into employment agreements with Thomas Steckbeck although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Thomas Steckbeck or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.

In 2016, the following suppliers provided services, inputs or raw materials.

Supplier or Description: Microtips (Donguan) Inc
Service: Fizzics WayTap

Supplier or Description: Wing Chun Plastic Manufacturing Co, Ltd
Service: Fizzics 101

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We depend on a few major retail customers for a substantial portion of our net sales.
For example, Amazon, Target, and Quiverr account for the majority of our net sales. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our

management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers'

confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, electronic components, mechanical sub-systems. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals and raw materials as well as aluminum and corrugated fiberboard and plastic packaging materials provided by third-party suppliers. Our contractors and the Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers, distributors or fulfillment service contractor. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any

such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets, warehouse clubs, and retailers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

We currently depend exclusively on one third-party co-manufacturer for each of our products.
The loss of a co-manufacturer or the inability of a co-manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as Costco and WholeFoods, require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Raw material costs and energy, such as metal are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, metal, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us

to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth

quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

BUSINESS

Mission
The Company is committed to bringing the best experience to its customers through its innovative technology and systems. The company will continue to expand the points of distribution and to grow and refresh the product line.

History of the Business
The business was founded in July of 2014 for the purpose of bringing to market Fizzics beer dispensing system

The Company's Products and/or Services

Product / Service	Description	Current Market
Fizzics 101	Fizzic's original system introduced in Q4 2015.	The Fizzics 101 is available on line and in retail stores.
Fizzics WayTap	Fizzics system introduced in Q4 2016, it featured significantly enhanced and more compact design at an entry level price point.	WayTap is available on line and in retail stores.
Accessories	Fizzics offers glasses, stainless steel growlers, carrying cases and various handle accessories for the Waytap.	Available exclusively through Fizzics.com

Replacement Parts	For customers who may have damaged their system or failed to clean it after use	Available exclusively through Fizzics.com

Fizzics brings its products to market through large retail chains -- Best Buy, Best Buy Canada, Brookstone, and Target. We also sell on QVC through the representation agreement with Lori Grenier of Shark Tank. The Company also has an online business with Amazon and directly on its own online store fizzics.com.

Competition

We view the following companies as competitors.

SYNEK: Founded in 2013, SYNEK is a countertop beer dispenser that refrigerates, pressurizes, and dispenses beer from cartridges. Each cartridge holds one gallon and can be filled from a keg, tap, or inside a brewery's back room. The cartridge is pressurized by CO_2, which helps the beer stay fresh longer and allows consumers to interchange the cartridges. The unit requires a CO_2 canister and power outlet. SYNEK retails for $399 and comes with a 20-ounce refillable CO_2 container, regulator, beer mat, tap handle, vented faucet, and growler adapter. Assembly is required. Replacement cartridges cost $9.99 for a pack of five. SYNEK raised over $645,000 from a 2014 Kickstarter campaign and $2.5 million from Arsenal Capital Management in 2015.

Sonic Foamer: The Sonic Foamer uses ultrasonic vibrations that produce ideal-sized bubbles to enhance the head of users' beer of choice and bring out the flavors. The unit looks like a base of a blender and runs on batteries. To use, consumers add two teaspoons of water to the base, place a compatible glass of beer on the base, and press a button that turns on the ultrasonic waves. The Sonic Foamer retails for $29.99.

BeerTender®: The BeerTender is an at-home mini kegerator manufactured by German kitchen appliance manufacturer Krups. The BeerTender was designed to exclusively work with the Heineken DraughtKeg system, which utilizes an internal carbonator pressure unit. The unit uses CO_2 to keep the beer fresh for up to 30 days after tapping. To use, consumers run the keg's plastic tube to the BeerTender tap. The B100 BeerTender model retails for $391 on Amazon. The unit requires replacement tubes for each new keg loaded into the system which cost $9.99 for a set of 6.

EdgeStar®: EdgeStar's deluxe mini kegerator and draft beer dispenser uses Heineken's DraughtKeg carbonator pressure technology. The unit has electronic temperature controls, which can be adjusted from 38 to 43 degrees Fahrenheit. It is compatible with the Heineken DraughtKeg and can be modified for any standard-size 5-liter keg using an optional CO_2 accessory kit. The EdgeStar mini kegerator retails for $149.99. The conversion kit retails for $44.99 and includes three mini CO_2 cartridges, two reusable seals, a non-pressurized keg tap.

SPT: The SPT mini kegerator and countertop beer dispenser uses thermoelectric cooling technology. The unit is equipped with a CO_2 cartridge pressure system that can keep beer chilled for up to 30 days. The unit is compatible with standard 5-liter kegs and has a temperature range of 36 to 53 degree Fahrenheit. The product retails for $160 on Amazon and requires CO_2 cartridges. Assembly is required.

Other companies, often in conjunction with brewers, have offered products for dispensing -- such a small kegs for home use. These have only filled small niches. The company competes on the basis of innovative product, rapid time-to-market and marketing to key opinion leaders in beer loving world.

Supply Chain and Customer Base
The Company sources its product from two Asian contractors. The company founders have many years of experience in sourcing consumer products from Asia. The company is confident that alternative sources of production are readily available.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Microtips (DongGuan) Inc	Fizzics WayTap	70.0%

Wing Chun Platic Manufacturing Co, Ltd	Fizzics 101	30.0%

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Estimated Percent of Revenue
Amazon	Waytap and FZ101	40.0%
Target	Waytap and FZ101	10.0%
Quiverr	Waytap and FZ101	10.0%

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
86704682	Machines for the production of enhanced and improved flavored beer; Apparatus used to manufacture enhanced and improved flavored beer, namely, machines that infuse carbonation and fluid technology into beer.	FIZZICS	July 25, 2015	October 11, 2016	US
86704685	Machines for the production of enhanced and improved flavored beer; Apparatus used to manufacture enhanced and improved flavored beer - namely, using fluid and gas technology.	F	July 25, 2015	September 20, 2016	US
86704693	Machines for the production of enhanced and improved flavored beer;	PREMIUMIZATION FIZZICS THE PHYSICS BEHIND GREAT BEER	July 25, 2015	September 20, 2016	US

	Apparatus used to manufacture enhanced and improved flavored beer - namely, using fluid and gas technology.	F			
86972250	Apparatus used to manufacture enhanced and improved flavor of pre-existing beer beverages, namely, machines that use soundwaves, fluid, and gas technology into beer beverages.	BEST HEAD EVER	April 12, 2016	December 20, 2016	US
86774133	Machines for the production of enhanced and improved flavored beer; Apparatus used to manufacture enhanced and improved flavored beer, namely, machines that infuse carbonation and fluid technology into beer.	BECAUSE KEGS ARE HEAVY	September 30, 2015	January 10, 2017	US
87047822	Machines for the production of enhanced and improved flavor of beer beverages; Apparatus used to manufacture enhanced and improved flavor of beer beverages, namely, machines that use soundwaves, fluid, and gas technology into beer beverages	WAYTAP	May 24, 2016		US
87063042	Machines for the	FIZZICS	June 7, 2016		US

	production of enhanced and improved flavor of beer beverages, to create a thicker and denser foam in 100% carbonated beer beverages; Apparatus used to manufacture enhanced and improved flavor of beer beverages, namely, machines that use soundwaves, fluid, and gas technology to create a thicker and denser foam in 100% carbonated beer beverages	MICRO-FOAM			

We are committed to developing leading-edge ideas. Research and innovation have been major factors in our success, and we believe they will help us continue to grow in the future. We spent over $600,000 in 2016 to help create, commercialize and disseminate our products.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
New Hope, PA	Lease	Headquarters office
Manchester NH	Lease	Engineering lab and technical support

Governmental/Regulatory Approval and Compliance

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events.

Litigation
None.

Other
The Company's principal address is 30 W. Bridge St., New Hope, PA 18938

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Stephen J Balog

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member June 2015–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Board Member of Fizzics June 2015–Present
Business Owner of Rocky Mountain Western LLC November 2013–Present
Business Owner of CamRig December 2012–Present

Name
David McDonald

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder, CTO, Board Member May 2014–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-founder, CTO, Board Member May 2014–Present

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Thomas Steckbeck

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO August 2016–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO of Fizzics October 11, 2017 - Present
Chief Commerce Officer of Fizzics August 2016–October 10, 2017President of Gravity Holdings Inc. July 2014–August 2016
Vice President of SiriusXM Satellite Radio November 1998 – July 2014

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Fizzics Board of Directors
Incurrence of indebtedness	Thomas Steckbeck

Sale of property, interests or assets of the Company	Thomas Steckbeck
Determination of the budget	Thomas Steckbeck
Determination of business strategy	Thomas Steckbeck
Dissolution of liquidation of the Company	Fizzics Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees. Two of our employees are based in Pennsylvania and two are based in New Hampshire.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has the following shares outstanding:

Type of security	Common Stock
Amount outstanding	9,135,886
Voting Rights	Yes
Anti-Dilution Rights	No
Options, Warrants or other Securities (other than debt) that are exercisable or convertible into, or exchangeable for equity securities of the Company.	Except for the warrant issuable to First Democracy VC, no options, warrants or other similar derivative securities are outstanding.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Stock		$271,772.00	Operations and Working Capital	February 2, 2017	Regulation CF
Convertible Notes		$270,000.00	Operations and Working Capital	July 21, 2016	4(a)(2)
LLC/Membership Interests		$960,000.00	Operations and Working Capital	December 1, 2015	4(a)(2)

Valuation
Based on the price of the Securities in the Regulation Crowdfunding offering, the pre-Offering value ascribed to the Company was $18 million.

Ownership

A majority of the Company is owned the following people: Phillip Petracca, David MacDonald, Stephen Balog.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Phillip Petracca	28.05%
David MacDonald	28.05%
Stephen Balog	18.75%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Operations
The Company achieved profitability in the fiscal year ending December 31, 2017. In 2017, the Company generated net income of $89,729.

Capital Expenditures and Other Obligations
The Company has made the following material capital expenditures in the past two years:
The single largest capital expenditure is for tooling (molds and dies) to manufacture the Company's products. The company owns this tooling for both the FZ101 and the Waytap products. Though the tooling can last for as long as five years, the Company depreciates tooling over two years.

The Company intends to make the following material capital expenditures in the future:
As in the past, future new products will require investment for tooling.

In Q4 of 2016, the company signed a deal with Blue Water Ventures, Lori Grenier's sales organization. The Company's product have been featured on QVC and may be in the future.

Material Changes and Other Information
In 2017, Tom Steckbeck took over for Phillip Petracca as CEO of the Company.

Trends and Uncertainties
The Company's business is highly dependent on broad consumer acceptance of its products. Failure to gain this acceptance would have a material negative impact on the Company's business.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans
None.

Conflicts of Interest
The Company has not engaged any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Thomas Steckbeck
_____
(Signature)

Thomas Steckbeck
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Thomas Steckbeck
_____
(Signature)

Thomas Steckbeck
_____
(Name)

CEO
_____
(Title)

4/30/2018
_____
(Date)

/s/ David McDonald
_____
(Signature)

David McDonald
_____
(Name)

CTO, Board Member
_____
(Title)

4/30/2018
_____
(Date)

/s/ Stephen Balog
_____
(Signature)

Stephen Balog
_____
(Name)

Board Member
_____
(Title)

4/30/2018
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

Fizzics Group LLC
Profit and Loss
January - December 2017

		Total
Income		
1000 Sales		
1000.1 Wholesale		5,078,239.45
1000.2 Retail		532,013.62
1000.21 Discounts		-21,684.91
Total 1000.2 Retail	$	510,328.71
1000.3 Shipping Income		60,096.99
1000.4 Sales- Schwag		21,272.77
1000.5 Margin Support Allowance		-11,626.49
1000.6 RMA - Returned Merchandise Allowance		-64,478.20
1000.7 Crowd Sourcing Income		13,010.30
1000.8 Chargebacks		-97,982.51
Total 1000 Sales	$	5,508,861.02
Total Income	$	5,508,861.02
Cost of Goods Sold		
2000 Cost of Goods Sold		14,991.84
2000.1 Supplies & Materials - COS		2,334,713.22
2000.10 Warehousing		11,333.90
2000.2 Freight & delivery - COS		570,996.96
2000.3 Postage, Shipping & Delivery- Retail		164,930.79
2000.4 Packaging		160,900.44
2000.7 Merchant Account Fees		21,620.46
2000.8 Fulfillment Service		126,174.45
2000.9 Spare Parts		78.00
Total 2000 Cost of Goods Sold	$	3,405,740.06
Total Cost of Goods Sold	$	3,405,740.06
Gross Profit	$	2,103,120.96
Expenses		
3000 Advertising & Promotion		
3000.1 Printing & Collateral Material		2,471.17
3000.20 Events & Demos		20,465.08
3000.21 Travel for Events & Demos		17,783.31
3000.22 Supplies for Events & Demos		7,185.72
Total 3000.20 Events & Demos	$	45,434.11
3000.3 Marketing & Promotion		17,682.85
3000.4 Public Relations		39,091.97
3000.5 Professional Mktg Services		14,976.28
3000.7 Social Media		53,665.22
3000.75 Adwords		1,668.06
3000.8 Retailer Support		5,438.18
3000.82 Retail Displays		115,902.03
3000.83 Retailer Advertising		158,449.15
Total 3000.8 Retailer Support	$	279,789.36
Total 3000 Advertising & Promotion	$	454,779.02
4000 Product Development		
4000.1 Design & Engineering Fees		8,250.00
4000.3 Other Engineering Services		6,155.00
Total 4000 Product Development	$	14,405.00
5000 Sales Expense		
5000.1 Commissions & fees		234,302.63
5000.2 Travel- Salesmen		8,672.33
Total 5000 Sales Expense	$	242,974.96
6000 Compensation Expense		
6000.2 Salaries & Wages		
Gross Salaries		412,391.63
Total 6000.2 Salaries & Wages	$	412,391.63

6000.3 Taxes-Payroll			44,408.36
FICA			4,025.21
Medicare			941.37
NJ SDI			324.61
NJ SUI			1,985.81
Total 6000.3 Taxes-Payroll		$	**51,685.36**
6000.40 Health Insurance - Employees			49,312.83
6000.5 Workmans Comp Insurance			1,858.60
6000.6 Payroll Processing Fees			6,862.76
Total 6000 Compensation Expense		$	**522,111.18**
7000 Overhead Expenses			
7010 Bank & Payment Service Fees			4,517.19
7011 Factor Expenses			
7011.1 Factor Commissions			110,311.70
7011.2 Factor Interest			38,979.48
7011.3 Factor Other Charges			5,708.54
Total 7011 Factor Expenses		$	**154,999.72**
Total 7010 Bank & Payment Service Fees		$	**159,516.91**
7030 Computer & Office Supplies			22,550.22
7040 Dues & Subscriptions			1,974.97
7050 Insurance			40.78
7051 Commercial Insurance			10,469.88
7053 D&O Insurance			1,899.57
Total 7050 Insurance		$	**12,410.23**
7060 Professional Fees			500.00
7061 Accounting and Bookkeeping			39,006.00
7062 CFO Services			16,154.50
7063 Legal Fees			118,896.38
7064 Miscellaneous Professional Fees			105,026.83
Hayes Capital			50,000.00
Total 7064 Miscellaneous Professional Fees		$	**155,026.83**
7065 Website Maintenance Fees			12,742.53
Total 7060 Professional Fees		$	**342,326.24**
7070 Rent & Occupancy Expenses			
7071 Phone, Internet, Cable			8,131.16
7072 Rent or Lease			26,200.00
7073 Repair & Maintenance			3,920.44
7074 Utilities			3,656.55
Total 7070 Rent & Occupancy Expenses		$	**41,908.15**
7080 Software & Software Subscriptions			36,493.00
7090 Taxes & Licenses			21,429.00
7100 Travel & Entertainment			
7101 Fuel			922.75
7102 Lodgings			13,061.84
7103 Meals & Entertainment (50%)			4,448.42
7104 Parking & Tolls			2,904.78
7105 Transportation			5,858.75
7106 Travel Airfare			15,572.83
7107 Travel Meals (100%)			6,234.81
7108 Travel Stipend			13,000.00
Total 7100 Travel & Entertainment		$	**62,004.18**
Total 7000 Overhead Expenses		$	**700,612.90**
7300 Depreciation Expense			77,120.35
Purchases			1,388.20
Total Expenses		$	**2,013,391.61**
Net Operating Income		$	**89,729.35**
Net Income		$	**89,729.35**

Fizzics Group LLC
Balance Sheet
As of December 31, 2017

	Total
ASSETS	
Current Assets	
Bank Accounts	
Amazon	0.00
Bank of America-Operating	196,356.60
Bank of America-Payroll	710.57
Checking - Provident Bank	468.97
Checking-Citibank	445.66
IndieGoGo Funding	0.00
PayPal	2,029.99
Petty Cash	0.00
Shopify	0.00
Wire Transfer - Provident Bank	0.00
Total Bank Accounts	**$ 200,011.79**
Accounts Receivable	
Accounts Receivable	285,317.29
Accounts Receivable Factored	353,746.62
Total Accounts Receivable	**$ 639,063.91**
Other Current Assets	
Due/From PayPal	0.00
Inventory Asset	47,456.81
Inventory- Original Fizzics	49,907.70
Inventory- Paraphernalia	4,483.59
Inventory- Waytap	332,886.47
Inventory-Supplies	19,315.84
Total Inventory Asset	**$ 454,050.41**
Legal Retainer	15,000.00
Loans To Members	0.00
Prepaid Expenses	0.00
Prepaid Insurance	9,858.60
Prepaid Inventory	42,296.41
Prepaid Rent	1,250.00
Undeposited Funds	0.00
Total Other Current Assets	**$ 522,455.42**
Total Current Assets	**$ 1,361,531.12**
Fixed Assets	
Computer Equipment	
Accumulated Depreciation	-23,580.78
Original Cost	26,782.31
Total Computer Equipment	**$ 3,201.53**
Leasehold Improvements	8,320.78
Accumulated Depreciation	-554.76
Total Leasehold Improvements	**$ 7,766.02**
Office Furniture	7,984.68
Accumulated Depreciation	-2,284.72
Original Cost	7,298.06
Total Office Furniture	**$ 12,998.02**
Waytap Tooling	17,085.00

Accumulated Depreciation		-24,525.72
Tooling- Packaging		15,074.80
Tooling- Product		191,847.52
Total Waytap Tooling	$	**199,481.60**
Total Fixed Assets	$	**223,447.17**
Other Assets		
Intangible Assets		150,000.00
Accumulated Depreciation		-70,833.37
Total Intangible Assets	$	**79,166.63**
Security Deposit		4,600.00
Total Other Assets	$	**83,766.63**
TOTAL ASSETS	$	**1,668,744.92**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		567,669.03
Total Accounts Payable	$	**567,669.03**
Credit Cards		
American Express		897.46
American Express (Fizzics)		25.00
BOA-CC		13,895.82
Total Credit Cards	$	**14,818.28**
Other Current Liabilities		
Accrued Commissions		129,795.75
Accrued Expenses		1,724.77
Accrued Interest		0.00
Accrued Payroll		0.00
Accrued Payroll Tax Liabilities		0.00
Accrued Retailer Support		9,900.01
City of Newark Payable		0.00
Customer Deposits		0.00
IndieGoGo Funding Campaign Advances		0.00
Loan Payable		0.00
Loan Payable Merchant Factors		-136,652.82
Sales tax Payable		1,656.18
Salesmen Expenses		0.00
Short Term Loan- Steve		0.00
Total Other Current Liabilities	$	**6,423.89**
Total Current Liabilities	$	**588,911.20**
Total Liabilities	$	**588,911.20**
Equity		
Additional Paid-In Capital		1,258,407.10
Common Stock		900.00
Limited Partner 1-S Balog		-360,000.00
Partner Contributions		360,000.00
Total Limited Partner 1-S Balog	$	**0.00**
Limited Partner 10- Alan Chung		-100,000.00
Partner Contributions		100,000.00
Total Limited Partner 10- Alan Chung	$	**0.00**
Limited Partner 11- Peter Stern		-100,000.00
Partner Contributions		100,000.00
Total Limited Partner 11- Peter Stern	$	**0.00**

Limited Partner 12- Michael Lazzaro		-50,000.00
Partner Contributions		50,000.00
Total Limited Partner 12- Michael Lazzaro	$	0.00
Limited Partner 13- John Cour		-20,000.00
Partner Contributions		20,000.00
Total Limited Partner 13- John Cour	$	0.00
Limited Partner 14- Microventures		
Partner Contributions		0.00
Total Limited Partner 14- Microventures	$	0.00
Limited Partner 2-S Petracca		-100,000.00
Partner Contributions		100,000.00
Total Limited Partner 2-S Petracca	$	0.00
Limited Partner 3-A Raicer		-150,000.00
Partner Contributions		150,000.00
Total Limited Partner 3-A Raicer	$	0.00
Limited Partner 4-M Balog		-150,000.00
Partner Contributions		150,000.00
Total Limited Partner 4-M Balog	$	0.00
Limited Partner 5-M Lee		-75,000.00
Partner Contributions		75,000.00
Total Limited Partner 5-M Lee	$	0.00
Limited Partner 6-F Cummings, Jr		-75,000.00
Partner Contributions		75,000.00
Total Limited Partner 6-F Cummings, Jr	$	0.00
Limited Partner 7-M Sweeney		-50,000.00
Partner Contributions		50,000.00
Total Limited Partner 7-M Sweeney	$	0.00
Limited Partner 8- Frog		-575,000.00
Partner's Contributions		575,000.00
Total Limited Partner 8- Frog	$	0.00
Limited Partner 9- Warshaw Burnstein		-50,000.00
Partner Contributions		50,000.00
Total Limited Partner 9- Warshaw Burnstein	$	0.00
Opening Balance Equity		0.00
Paid-In Capital or Surplus		0.00
Partner 1-P Petracca		0.00
Partner 2-D McDonald		0.00
Partner's Draws		0.00
David McDonald		0.00
Philip Petracca		0.00
Roger An		0.00
Total Partner's Draws	$	0.00
Preferred Stock		14.00
Retained Earnings		-269,216.73
Net Income		89,729.35
Total Equity	$	1,079,833.72
TOTAL LIABILITIES AND EQUITY	$	1,668,744.92